May 8, 2026

Doron Arazi
Chief Executive Officer
CERAGON NETWORKS LTD
3801 E. Plano Parkway
Suite 400
Plano, TX 75074

        Re: CERAGON NETWORKS LTD
            Registration Statement on Form F-3
            Filed May 7, 2026
            File No. 333-295619
Dear Doron Arazi:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing